06006414

UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 3 1 2006
503

SEC FILE NUMBER
8- 66307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VISTA RESEARCH BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 WATER STREET- 49TH FLOOR
(No. and Street)

New York (City) New York (State) 10041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STANTON GREEN 212-438-4201
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name - if *individual, state last, first, middle name*)

5 TIMES SQUARE (Address) New York (city) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STANTON GREEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISTA RESEARCH BROKERAGE, INC., as of DECEMBER 31 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

General Securities Principal

Title

Notary Public

ZEONA MURRAY
Notary Public - State of New York
NO. 01MU6054135
Qualified in Bronx County
My Commission Expires Jan 29, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in STOCKHOLDER'S Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Vista Research Brokerage, Inc.

Year ended December 31, 2005
with Report and Supplementary Report of
Independent Registered Public Accounting Firm

Vista Research Brokerage, Inc.

Financial Statements
and Supplementary Information

Year ended December 31, 2005

Contents

ERNST & YOUNG

■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder
of Vista Research Brokerage, Inc.

We have audited the accompanying statement of financial condition of Vista Research Brokerage, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vista Research Brokerage, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

March 10, 2006

Vista Research Brokerage, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 118,962
Securities	1,009,061
Receivable from clearing brokers	8,966
Deferred tax asset	15,458
Other assets	71,232
Total assets	$1,223,679
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 6,199
Due to Parent	152,918
Total liabilities	159,117
Shareholder's equity:	
Common stock, $1.00 per value—10,000 shares authorized, issued and outstanding	10,000
Additional paid-in-capital	1,133,340
Accumulated deficit	(78,778)
Total shareholder's equity	1,064,562
Total liabilities and shareholder's equity	$1,223,679

See accompanying notes.

Vista Research Brokerage, Inc.

Statement of Operations

Year ended December 31, 2005

Revenues	
Gross commissions	$ 127,457
Interest income	9,327
Total revenues	136,784
Expenses	
Employee compensation	124,215
Professional fees	44,637
Clearance fees	20,296
Cost of research	14,816
Rent	7,830
Other expenses	13,362
Total operating expenses	225,156
Loss before taxes	(88,372)
Income tax benefit	(52,115)
Net loss	$ (36,257)

See accompanying notes.

Vista Research Brokerage, Inc.

Statement of Changes in Shareholder's Equity

Year ended December 31, 2005

Shareholder's equity at December 31, 2004	$ 63,533
Capital contributions	1,037,286
Net loss	(36,257)
Shareholder's equity at December 31, 2005	$ 1,064,562

See accompanying notes.

Vista Research Brokerage, Inc.

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (36,257)
Deferred tax benefit	(15,458)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in receivables from clearing brokers	58,886
Increase in other assets	(66,014)
Decrease in accounts payable and accrued expenses	(25,694)
Increase in due to Parent	190,204
Cash provided by operating activities	105,667
Cash flows from investing activities	
Purchase of securities	(1,009,061)
Cash used in investing activities	(1,009,061)
Cash flows from financing activities	
Capital contribution	1,000,000
Cash provided by financing activities	1,000,000
Net increase in cash	96,606
Cash	
Beginning of year	22,356
End of year	$ 118,962
Supplemental disclosures of cash flow information	
Income taxes paid by McGraw-Hill	$ 1,000
Forgiveness of debt by Parent	$ 37,286

See accompanying notes.

1. Organization and Nature of Operations

Vista Research Brokerage, Inc. (the "Company") is a wholly owned subsidiary of Vista Research, Inc., (the "Parent"), which was acquired by The McGraw-Hill Companies, Inc, ("McGraw-Hill") on April 1, 2005. The Company is a Delaware corporation that was incorporated on September 25, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the National Association of Securities Dealers, Inc. ("NASD").

The Parent provides research related services for the Company's customers. The Company earns income from commissions charged to customers for transactions in listed and unlisted securities, options and commodities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to clearing brokers, which clears such transactions on a "fully disclosed" basis.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from Clearing Brokers

Receivable from clearing brokers represents cash balances on deposit with, and commissions and interest receivable from, the Company's clearing brokers. The Company is subject to credit risk should the clearing brokers not pay the receivables from clearing brokers balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by these counterparties. The carrying value approximates the fair value as the balance is short-term and interest bearing.

2. Significant Accounting Policies (continued)

Commissions and Clearance

Commission revenues and clearance fees are recorded on a trade-date basis.

Securities

Securities consist of an investment in a money market fund valued at cost, which approximates its market value.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The statement requires that deferred taxes reflect tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities.

The provision for income taxes is based on earnings reported in the financial statements. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the temporary differences.

3. Income Taxes

A reconciliation of the U.S. statutory rate to the Company effective tax rate for financial reporting purposes follows:

U.S. statutory rate	35.0%
Effect of state and local income taxes	10.5
Adjustment to valuation allowance	17.5
Other—net	(4.0)
Effective tax rate	59.0%

3. Income Taxes (continued)

The benefit for taxes on loss consists of the following:

Federal	
Current	$(28,190)
Deferred	(11,888)
Total federal	(40,078)
State and local	
Current	(8,467)
Deferred	(3,570)
Total state and local	(12,037)
Total benefit for taxes	$(52,115)

The Company's loss before taxes is included in the consolidated federal income tax return of McGraw-Hill. McGraw-Hill files separate state and local tax returns on behalf of the Company. Income tax payments made or benefits received by McGraw-Hill, as part of the consolidated federal tax return or separate state and local tax returns, are charged or credited to the Company through an intercompany account by McGraw-Hill when the tax liability for purposes of filing the tax return is determined.

The deferred tax asset at December 31, 2005 of $15,458 relates to start-up costs of the Company. As McGraw-Hill is in a taxable position and will be able to realize the benefits of the deferred tax asset, an adjustment to reverse previously established valuation reserves was recorded in 2005 as reflected in the above tax rate reconciliation.

4. Related Party Transactions

The Parent and McGraw-Hill provide the Company with certain general and administrative services, including financial, marketing, sales, payroll, accounts payable and other corporate functions. The Parent and the Company have entered into Expense Sharing Agreements by which the Company reimburses the Parent for certain services provided by the Parent, including those provided by McGraw-Hill and charged to the Parent. Certain expenses paid such as the annual independent audit will be fully absorbed by the Parent or by McGraw-Hill. The Company is also charged a portion of the rent and other expenses related to the use of that space occupied by the Parent and the Company.

4. Related Party Transactions (continued)

During the year ended December 31, 2005, the Parent contributed capital of $1,000,000 and forgave debt due from the Company in the amount of $37,286. At December 31, 2005, expenses of $152,918 were charged by the parent to the Company, and the related liability is reflected as Due to Parent on the Statement of Financial Condition.

5. Off-balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. Pursuant to clearance agreements, the Company introduces all of the securities transactions to its clearing brokers on a fully-disclosed basis. In accordance with these clearance agreements, all of the customers' money balances and security positions for these transactions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. These activities may also expose the Company to off-balance sheet risk in the event the customer or other brokers are unable to fulfill their contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company has elected to use the aggregate indebtedness method permitted by the rule, under which the Company's minimum net capital requirement is $5,000 or six and two thirds percent of aggregate indebtedness, whichever is greater. At December 31, 2005, the Company had net capital, as defined, of approximately $958,000, which was $947,000 in excess of the minimum net capital rule requirement.

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker.

Supplemental Information

Vista Research Brokerage, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Computation of net capital		
Total shareholder's equity		$ 1,064,562
Total regulatory capital		1,064,562
Deductions and/or charges:		
Nonallowable assets:		
Deferred tax asset	$15,458	
Other assets	71,232	
Total deductions and/or charges		86,690
Net capital before haircuts on securities positions		977,872
Haircuts on securities		20,181
Net capital		$ 957,691
Computation of net capital requirement		
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 10,608
Excess net capital		$ 947,083

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing.

Vista Research Brokerage, Inc.

Statement Regarding Rule 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder of
Vista Research Brokerage, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Vista Research Brokerage, Inc. (a wholly owned subsidiary of Vista Research, Inc.) (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to

in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 10, 2006